 

82-2748

VECTOR

Corporate Finance Lawyers

1040-999 W. Hastings Street
Vancouver, BC. Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com
File No. 1036

November 15, 2004

VIA COURIER



Attention: Aimee Vander-Vliet
Corporate Finance

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1K8

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
        Filing of BC Form 45-103F4, Report of Exempt Distribution

On behalf of the Company, we enclose the following documentation:

1. BC Form 45-103F4, dated November 12, 2004, which has been originally executed by Leonard W. Saleken, the President and a director of the Company.
2. Fee Checklist, Securities Act Regulation, together with a cheque drawn on the Company's account in the amount of $100 payable to the "British Columbia Securities Commission" in payment of the requisite filing fee.

We trust you will find the same in order.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per:

ls   Lindsay Salt
Encl.   Paralegal
cc: TSX Venture Exchange (Attn: Index Analyst, Corporate Finance Services, w/encl.#1)
        Alberta Securities Commission (Attn: Disclosure Section, w/encl#1)
        Saskatchewan Securities Commission (Attn: Disclosure Section, w/encl.#1)
        Goldcliff Resource Corporation (Attn: Leonard W. Saleken, w/o encls.)
        Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encl
        Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.#1)

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FORM 45-103F4

Report of Exempt Distribution

Issuer Information

1.   State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Goldcliff Resource Corporation
Name of Issuer

6976 Laburnum Street, Vancouver, B.C. V6P 5M9
Address

(604) 261-7477
Telephone Number

2.   State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the provinces of British Columbia and Alberta

Details of Distribution

3.   State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

November 12, 2004

4.   For each security distributed:

    (a)   describe the type of security, and

        Flow-Through Units ("FT Units")

    (b)   state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

        1,862,250 FT Units. Each FT Unit comprises one common share and one-half of one non-transferable share purchase warrant (a "Warrant"). One whole Warrant entitles the holder to purchase one additional non-flow-through common share of the Company for a period of 12 months from November 12, 2004

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction
British Columbia	$0.16 per unit	$247,250
Saskatchewan	$0.16 per unit	$50,000
Total dollar value of distribution in jurisdictions (Canadian $)		$297,250

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
First Associates Investments Inc. Suite 500, Bentall Five 550 Burrard Street Vancouver, B.C. V6C 2B5	$7,797.60	n/a	n/a

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: _____ , 2004

___Goldcliff Resource Corporation___
Name of issuer or vendor (please print)

___Leonard W. Saleken, President___
Print name and position of person signing

_____
Signature

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Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on

IT IS AN OFFENCE TO MAKE A MISREPRESENTATON IN THIS REPORT.

Instruction:

1.   File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributes securities on or before the 10th day after the distribution of the security.

2.   If distributions have not occurred within 10 days of each other, separate reports must be filed.

3.   In order to determine the fee payable, consult the securities legislation in each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distribution in that jurisdiction, as set out in Item 5 of this report.

Notice – Collection and use of Personal Information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the

securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below:

Alberta Securities Commission
Suite 400, 300-5th Avenue S.W.
Calgary, Alberta T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Telephone: (604) 899-6730
Toll free in British Columbia and Alberta 1 (800) 373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130-405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor, West Block
Confederation Building, 75 O'Leary Avenue
St. John's, Newfoundland A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of Northwest Territories
Department of Justice, Securities Registry
P.O. Box 1320, 1st Floor Stuart M. Hodgson Building
5009-49th Street
Yellowknife, Northwest Territories X1A 2L9
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice, Legal Registries Division
P.O Box 1000, Station 570, 1st Floor, Brown Building
Iqaluit, Nunavut X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: (902) 568-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

Schedule "A" to Form 45-103F4, Report of Exempt Distribution of Goldcliff Resource Corporation

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on[2]
Gweneth J.Saleken 6976 Laburnum Street Vancouver, BC, V6P 5M9	187,500 flow-through units[1]	$30,000	s.3.1 – MI
Lorne Beloud 1399 Brentwood Road Kelowna, BC, V1Z 1K8	225,000 flow-through units[1]	$36,000	s.3.1 – MI
Gary Moore 1527 Farrell Crescent Tsawwassen, BC, V4L 1S9	200,000 flow-through units[1]	$32,000	s.3.1 – MI
Sharon MacNeill 333 Saskatchewan Crescent West Saskatoon, SK, S7M 0A2	250,000 flow-through units[1]	$40,000	s.3.1 – MI
Tom MacNeill 327 Poplar Crescent Saskatoon, SK, S7K 5M5	62,500 flow-through units[1]	$10,000	s.3.1 – MI
Cecilia Danaher 690 Barnham Road West Vancouver, BC, V7S 1T5	125,000 flow-through units[1]	$20,000	s.3.1 – MI
Jim Belsheim 6179 Eastmont Drive West Vancouver, BC, V7W 1X4	37,500 flow-through units[1]	$6,000	s.5.1 – MI
Karen Lee 607-160 13th Street North Vancouver, BC, V7L 2L5	50,000 flow-through units[1]	$8,000	s.5.1 – MI
Rod Lee 607-160 13th Street North Vancouver, BC, V7L 2L5	37,500 flow-through units[1]	$6,000	s.5.1 – MI
Robert Matthews 4793 Strathcona Road North Vancouver, BC, V7G 1G9	37,500 flow-through units[1]	$6,000	s.5.1 – MI
Howard Riback 1920 Westwing Edward Crescent Vancouver, BC, V6J 2W6	50,000 flow-through units[1]	$8,000	s.5.1 – MI
Brad Sakich 1237-32nd Avenue West Vancouver, BC, V6H 2J1	50,000 flow-through units[1]	$8,000	s.5.1 – MI
Allen Mar 7761 Curragh Avenue Burnaby, BC, V5J 4W3	37,500 flow-through units[1]	$6,000	s.5.1 – MI
Noreen Kellosalmi 520 Enderby Grindrod Road Enderby, BC, V0E 1V4	93,500 flow-through units[1]	$14,960	s.5.1 – MI
Raimo Kellosalmi 520 Enderby Grindrod Road Enderby, BC, V0E 1V4	125,000 flow-through units[1]	$20,000	s.5.1 – MI

Roger Watts 414 Herbert Heights Road Kelowna, BC, V1Y 1Y3	62,500 flow-through units[1]	$10,000	s.5.1 – MI
Mervyn Weiss 5884C Beach Avenue Peachland, BC, V0H 1X7	150,000 flow-through units[1]	$24,000	s.5.1 – MI
Jade Ansell 1274 Dettman Road Kelowna, B.C. V1Z 2A7	81,250 flow-through units[1]	$13,000	s.5.1 – MI
Total:	**1,862,250 flow-through units**	**$297,960**	

(1)   Each flow-fhrough unit is comprised of one common share and one-half (½) of one share purchase warrant (a "Warrant") of **Goldcliff Resource Corporation** (the "Issuer"). Each one whole Warrant entitles the holder to purchase one additional common share (a "Warrant Share") of the Issuer for a period of 12 months from **November 12, 2004** at a price of **$0.20** per Warrant Share.

(2)   MI   = Multilateral Instrument 45-103, *Capital Raising Exemptions.*